Media Relations Contacts
Lucas van Grinsven — Director Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML Discloses Results of Annual General Meeting of Shareholders
VELDHOVEN, the Netherlands, March 25, 2010 — ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on March 24, 2010.
The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2009.
In addition, the General Meeting of Shareholders approved the following items:
•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2009.

•	Proposal to adopt a 2009 dividend of EUR 0.20 per ordinary share of EUR 0.09 (equal to 2008).

•	Proposal to adopt the updated Remuneration Policy (version 2010) for the Board of Management.

•	The performance share arrangement, including the maximum number of performance shares, for the Board of Management as per the Remuneration Policy (version 2010).

•	The maximum number of stock options, respectively shares, for employees.

•	Proposal to authorize the Board of Management for a period of 18 months from March 24, 2010: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers and/or acquisitions; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to authorize the Board of Management to acquire through September 24, 2011 a maximum of 30% of ASML’s outstanding share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The General Meeting of Shareholders also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of March 24, 2010.
The following subjects were also discussed at the General Meeting of Shareholders:
•	The Company’s business and financial situation.

•	ASML’s Corporate Governance

•	ASML’s reserves and dividend policy.

•	Remuneration Report 2009.

•	The appointment of Mr. F. Schneider-Maunoury as member of the Board of Management.

•	Updated profile and composition of the Supervisory Board in 2011; Mr. W.T. Siegle and Mr. J.W.B. Westerburgen will retire by rotation in 2011.
The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

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